UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Sonder Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

382873107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382873107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). GM Sponsor II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,175,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

As of December 31, 2021, GM Sponsor II, LLC (“GM”) beneficially owned 11,175,000 shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of Gores Metropoulos II, Inc (the “Issuer”). Such shares of Class F Common Stock were held directly by Gores Metropoulos Sponsor II, LLC (the “Sponsor”), of which GM was a managing member. On January 11, 2022, the Sponsor distributed 9,897,715 shares of Class F Common Stock to its members, including GM. On January 18, 2022, the Issuer completed its business combination (the “Business Combination”) with Sonder Holdings Inc. and was renamed Sonder Holdings Inc. In connection with the Business Combination, (i) the Sponsor forfeited the remaining 1,277,285 shares of Class F Common Stock owned directly thereby, (ii) each outstanding share of Class F Common Stock was automatically converted into one share of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) and (iii) the Issuer’s outstanding warrants to purchase shares of Class A Common Stock became exercisable beginning 30 days thereafter. As of the date of this Statement on Schedule 13G, GM directly owns 9,471,554 shares of Class A Common Stock and 2,750,000 warrants to purchase shares of Class A Common Stock.

(2)

Based upon 45,000,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021. As of the date of this Statement on Schedule 13G, GM beneficially owns 5.6% of the outstanding shares of Class A Common Stock, based upon 216,686,426 shares of Class A Common Stock outstanding as of January 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 382873107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Gores PIPE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

As of December 31, 2021, Gores PIPE, LLC (“Gores PIPE”) did not beneficially own any securities of the Issuer. On January 18, 2022, Gores PIPE purchased 7,809,624 shares of Class A Common Stock in the private placement in connection with the closing of the Business Combination.

CUSIP No. 382873107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). AEG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,175,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,175,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) OO (Delaware limited liability company)

(1)

As of December 31, 2021, AEG Holdings, LLC (“AEG”) beneficially owned 11,175,000 shares of Class F Common Stock of the Issuer. Such shares of Class F Common Stock were held directly by the Sponsor, of which GM was a managing member and, in turn, AEG is the managing member of GM. On January 11, 2022, the Sponsor distributed 9,897,715 shares of Class F Common Stock to its members, including GM. On January 18, 2022, the Issuer completed the Business Combination. In connection with the Business Combination, (i) the Sponsor forfeited the remaining 1,277,285 shares of Class F Common Stock owned directly thereby, (ii) each outstanding share of Class F Common Stock was automatically converted into one share of Class A Common Stock and (iii) the Issuer’s outstanding warrants to purchase shares of Class A Common Stock became exercisable beginning 30 days thereafter. As of the date of this Statement on Schedule 13G, GM directly owns 9,471,554 shares of Class A Common Stock and 2,750,000 warrants to purchase shares of Class A Common Stock. On January 18, 2022, Gores PIPE purchased 7,809,624 shares of Class A Common Stock in the private placement in connection with the closing of the Business Combination. AEG is the managing member of Gores PIPE. Accordingly, as of the date of this Statement on Schedule 13G, AEG beneficially owns 20,031,178 shares of Class A Common Stock, consisting of the shares of Class A Common Stock and warrants owned directly by GM and Gores PIPE.

(2)

Based upon 45,000,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021. As of the date of this Statement on Schedule 13G, AEG beneficially owns 9.1% of the outstanding shares of Class A Common Stock, based upon 216,686,426 shares of Class A Common Stock outstanding as of January 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 382873107

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alec Gores
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,175,000 (1)
	7	0
	8	SHARED DISPOSITIVE POWER 11,175,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,175,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

As of December 31, 2021, Alec Gores beneficially owned 11,175,000 shares of Class F Common Stock of the Issuer. Such shares of Class F Common Stock were held directly by the Sponsor, of which GM was a managing member and, in turn, AEG is the managing member of GM and Mr. Gores is the managing member of AEG. On January 11, 2022, the Sponsor distributed 9,897,715 shares of Class F Common Stock to its members, including GM. On January 18, 2022, the Issuer completed the Business Combination. In connection with the Business Combination, (i) the Sponsor forfeited the remaining 1,277,285 shares of Class F Common Stock owned directly thereby, (ii) each outstanding share of Class F Common Stock was automatically converted into one share of Class A Common Stock and (iii) the Issuer’s outstanding warrants to purchase shares of Class A Common Stock became exercisable beginning 30 days thereafter. As of the date of this Statement on Schedule 13G, GM directly owns 9,471,554 shares of Class A Common Stock and 2,750,000 warrants to purchase shares of Class A Common Stock. On January 18, 2022, Gores PIPE purchased 7,809,624 shares of Class A Common Stock in the private placement in connection with the closing of the Business Combination. AEG is the managing member of Gores PIPE. Accordingly, as of the date of this Statement on Schedule 13G, Mr. Gores beneficially owns 20,031,178 shares of Class A Common Stock, consisting of the shares of Class A Common Stock and warrants owned directly by GM and Gores PIPE.

(2)

Based upon 45,000,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021. As of the date of this Statement on Schedule 13G, Mr. Gores beneficially owns 9.1% of the outstanding shares of Class A Common Stock, based upon 216,686,426 shares of Class A Common Stock outstanding as of January 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

CUSIP No. 382873107

Item 1.	(a) Name of Issuer

Sonder Holdings Inc. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

101 15th Street, San Francisco, California 94103

Item 2.	(a) Name of Person Filing

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) GM Sponsor II, LLC (“GM”), (ii) Gores PIPE, LLC (“Gores PIPE”), (iii) AEG Holdings, LLC (“AEG”), the managing member of each of GM and Gores PIPE and (iv) Alec Gores, the managing member of AEG (“Mr. Gores” and, collectively, the “Reporting Persons”).

(b) Address of Principal Business Office or, if none, Residence

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(c) Citizenship

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”).

(e) CUSIP Number

382873107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of December 31, 2021, each of GM, AEG and Alec Gores had shared voting and shared dispositive power with respect to 11,175,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon conversion of shares of Class F Common Stock, par value $0.0001 per share (“Class F Common Stock”) of the Issuer held directly by Gores Metropoulos Sponsor II, LLC (the “Sponsor”). On January 11, 2022, the Sponsor distributed 9,897,715 shares of Class F Common Stock to its members, including GM. On January 18, 2022, the Issuer completed its business combination (the “Business Combination”) with Sonder Holdings Inc. and was renamed Sonder Holdings Inc. In connection with the Business Combination, (i) the Sponsor forfeited the remaining 1,277,285 shares of Class F Common Stock owned directly thereby, (ii) each outstanding share of Class F Common Stock was automatically converted into one share of Class A Common Stock and (iii) the Issuer’s outstanding warrants to purchase shares of Class A Common Stock became exercisable beginning 30 days thereafter. As of the date of this Statement on Schedule 13G, GM directly owns 9,471,554 shares of Class A Common Stock and 2,750,000 warrants to purchase shares of Class A Common Stock. On January 18, 2022, Gores PIPE purchased 7,809,624 shares of Class A Common Stock in the private placement in connection with the closing of the Business Combination. Accordingly, as of the date of this Statement on Schedule 13G, each of AEG and Alec Gores beneficially owns 20,031,178 shares of Class A Common Stock, consisting of the shares of Class A Common Stock and warrants owned directly by GM and Gores PIPE.

CUSIP No. 382873107

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2021:

(a) Amount beneficially owned:

(i)	GM was the beneficial owner of 11,175,000 shares of Class A Common Stock.

(ii)	Gores PIPE was the beneficial owner of 0 shares of Class A Common Stock.

(iii)	AEG was the beneficial owner of 11,175,000 shares of Class A Common Stock.

(iv)	Mr. Gores was the beneficial owner of 11,175,000 shares of Class A Common Stock.

(b) Percent of class:

(i)	19.9% for GM

(ii)	0% for Gores PIPE

(iii)	19.9% for AEG; and

(iv)	19.9% for Mr. Gores.

The beneficial ownership of shares set forth above and in subpart (c) below are as of December 31, 2021 and do not reflect the subsequent transactions described in the initial paragraph of this Item 4 above. The percentages set forth above are based upon 45,000,000 shares of Class A Common Stock outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021. As of the date of this Statement on Schedule 13G, each of GM, Gores PIPE, AEG and Mr. Gores beneficially owns 5.6%, 3.6%, 9.1% and 9.1%, respectively, of the outstanding shares of Class A Common Stock, based upon 216,686,426 shares of Class A Common Stock outstanding as of January 18, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2022.

(c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote of:

0 shares for GM;

0 shares for Gores PIPE;

0 shares for AEG; and

0 shares for Mr. Gores.

(ii)	shared power to vote or to direct the vote of:

11,175,000 shares for GM;

0 shares for Gores PIPE;

11,175,000 shares for AEG; and

11,175,000 shares for Mr. Gores.

CUSIP No. 382873107

(iii)	sole power to dispose or to direct the disposition of:

0 shares for GM;

0 shares for Gores PIPE;

0 shares for AEG; and

0 shares for Mr. Gores.

(iv)	shared power to dispose or to direct the disposition of:

11,175,000 shares for GM;

0 shares for Gores PIPE;

11,175,000 shares for AEG; and

11,175,000 shares for Mr. Gores.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 382873107

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

GM SPONSOR II, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	President

GORES PIPE, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	President

AEG HOLDINGS, LLC

By:	/s/ Alec Gores
	Name:	Alec Gores
	Title:	Managing Member

ALEC GORES

/s/ Alec Gores
Alec Gores

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

NAME OF PERSON FILING	PRINCIPAL BUSINESS OFFICE ADDRESS	PLACE OF ORGANIZATION

GM Sponsor II, LLC	6260 Lookout Road	Delaware limited liability company
Boulder CO, 80301

Gores PIPE, LLC	6260 Lookout Road	Delaware limited liability company
Boulder, CO 80301

AEG Holdings, LLC	6260 Lookout Road	Delaware limited liability company
Boulder, CO 80301

Alec Gores	c/o AEG Holdings, LLC	United States citizen
6260 Lookout Road
Boulder, CO 80301